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UNITED ST
SECURITIES AND EXCH
Washington, D.

09040031

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
105

SEC FILE NUMBER
8- 47026

ANNUAL AUDITED REPORT
FORM X-17A-5-
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: *Shipley Raidy Capital Partners, LLC*
Ariane Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Candace Lane, Suite 100
(No. and Street)

Villanova   PA   19085
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel R. Shipley, III   610-941-9090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Samuel R. Shipley, III</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Ariane Capital Partners, LLC</u>   , as of <u>December 31,</u>   , 2008, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
_____
Title

_____
Notary Public

NOTARIAL SEAL
MARY K OVERHOLT
Notary Public
ABINGTON TWP, MONTGOMERY COUNTY
My Commission Expires Jan 31, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Members of
Ariane Capital Partners LLC

We have audited the accompanying statement of financial condition of Ariane Capital Partners LLC as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ariane Capital Partners LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 27, 2009

Certified Public Accountants

Ariane Capital Partners LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	19,891
Total assets	$	19,891

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	5,228
Total liabilities		5,228
Members' Equity		14,663
Total liabilities and partners' capital	$	19,891

The accompanying notes are an integral part of these financial statements.

Ariane Capital Partners LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenue

Private placement fees and retainer fees	$	1,270,766
Interest and other income		1,716
Total income		1,272,482

Expenses

Consulting fees	446,614
Management fees paid to affiliate	787,513
Consulting fees paid to affiliate	20,799
Regulatory fees and expenses	5,960
Professional fees	5,000
Insurance	462
Bank charges and other	2,628
Total expenses	1,268,976
Net income	$ 3,506

The accompanying notes are an integral part of these financial statements.

Ariane Capital Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

Members' equity at January 1, 2008	$	11,157
Net income for the year		3,506
Members' equity at December 31, 2008	$	14,663

The accompanying notes are an integral part of these financial statements.

Ariane Capital Partners LLC
Statement of Changes in Subordinated Borrowing
For the Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2008	$	-

The accompanying notes are an integral part of these financial statements.

Ariane Capital Partners LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities

Net income	$	3,506
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(	4,109)
Due to affiliate	(	41,016)
Net cash used in operating activities	(	41,619)
Net decrease in cash and cash equivalents	(	41,619)
Cash and cash equivalents beginning of year		61,510
Cash and cash equivalents end of year	$	19,891

Supplemental disclosures of cash flow information

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Ariane Capital Partners LLC
Notes to Financial Statements
December 31, 2008

___

1. **Organization**

    Ariane Capital Partners LLC ("the Company") is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. **Summary Of Significant Accounting Policies**

    The following is a summary of the Company's significant accounting policies:

    Investment Banking - Investment banking revenues include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

    Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

    Income taxes - No provisions have been made for income taxes since the Company is a limited liability company and has elected to file its tax return on a partnership basis. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

    Allocation of income, loss and cash distributions - Allocations of net income, loss and cash distributions are based on the proportion of the qualified member's account to the total capital accounts.

3. **Related Party Transactions**

    The Company has agreements with its two principals that each principal is responsible for their own expenses. Income is allocated by the company to each principle. The company correspondingly pays fees to each principal's company which are considered to be a related party. For the year ended December 31, 2008 the Company paid management fees in the amount of $787,513.

    The Company also paid consulting fees to a related party. For the year ended December 31, 2008 the Company paid consulting fees in the amount of $20,799.

Ariane Capital Partners LLC
Notes to Financial Statements (Continued)
December 31, 2008

---

4.   **Concentration Of Credit Risk**

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

5.   **Concentration of Revenues**

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

6.   **Net Capital Requirements**

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had net capital and capital requirements of $14,663 and $5,000, respectively. The Company's net capital ratio was 4.51 to 1.

7.   **Computation For Determination Of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c-3-3. The Company does not carry security accounts for customers.

Ariane Capital Partners LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

COMPUTATION OF NET CAPITAL

Total partners' capital	$	14,663
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		14,663
Deductions and/or charges:		
Non-allowable assets:		-
Total non-allowable assets		-
Net Capital before haircuts on securities positions		14,663
Trading and investment securities:		-
Net Capital	$	14,663

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	5,228
Total aggregate indebtedness	$	5,228
Percentage of aggregate indebtedness to Net Capital		36%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (12 1/2% of $276,517)	$	654
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	9,663
Excess Net Capital at 1000%	$	14,140

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
  No material difference exists between the broker's most recent, unaudited, Part IIA
  filing and the Annual Audit Report.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with
Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA
filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Members of
Ariane Capital Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ariane Capital Partners LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 27, 2009

Certified Public Accountants

Ariane Capital Partners LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2008

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

Ariane Capital Partners LLC
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2008

Ariane Capital Partners LLC
Table of Contents
December 31, 2008